UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. .. 04216R 102...

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,421,600
	8	SHARED VOTING POWER 13,519,816
	9	SOLE DISPOSITIVE POWER 17,421,600
	10	SHARED DISPOSITIVE POWER 13,519,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,941,416 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5.
(2)
Based on (i) 24,965,086 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of October 28, 2021, as confirmed in writing by the Issuer, plus (ii) 14,864,647 shares of common stock underlying warrants beneficially owned by the Reporting Person, plus (iii) 2,121,213 shares of Common Stock purchased by the Reporting Persons and other purchasers on October 29, 2021.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,519,816
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,519,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,519,816 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.
(2)
Based on (i) 24,965,086 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of October 28, 2021, as confirmed in writing by the Issuer, plus (ii) 6,153,847 shares of common stock underlying warrants beneficially owned by the Reporting Person, plus (iii) 2,121,213 shares of Common Stock purchased by the Reporting Persons and other purchasers on October 29, 2021.

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No.3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 5, 2021 by Innoviva and Innoviva Sub (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”).

Innoviva and Innoviva Sub (collectively, the “Reporting Persons”) are filing this amendment to reflect the acquisition of additional shares of Common Stock and Warrants.  Except as specifically amended and supplemented by this Amendment No.5, the Schedule 13D remains in full force and effect

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

Innoviva Sub acquired the Newly Purchased Common Stock (as defined below) for an aggregate purchase price of approximately $4.0 million.  The Newly Purchased Common Stock was acquired with funds provided from working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented as follows:

On October 28, 2021, Innoviva Sub entered into a Securities Purchase Agreement (the “SPA”) with the Issuer and another purchaser, pursuant to which, among other things, the Issuer agreed to issue and sell to Innoviva Sub, in a private placement, 1,212,122 shares of Common Stock (the “Newly Purchased Common Stock”) and on October 29, 2021, the Issuer issued and sold to Innoviva Sub the Newly Purchased Common Stock.

The foregoing description of the SPA and the transactions contemplated therein does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 1 hereto.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated as follows:

The Reporting Persons collectively may be deemed to have beneficial ownership of 30,941,416 shares of Common Stock, representing approximately 73.8% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No.5.

As part of the transactions contemplated by the SPA, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed not to vote or take any action by written consent with respect to shares of Common Stock of the Issuer held by the Reporting Persons or any of their subsidiaries which represent, in the aggregate, more than 49.5% of the total number of issued and outstanding shares of Common Stock of the Issuer as of any given record date for voting (such shares, the “Excess Shares”) on the matters related to the election or removal of directors from the board of directors (the “Board”) of the Issuer (“Board Matters”) presented at any meeting of the stockholders of the Issuer (or any adjournment or postponement thereof) or for their action by written consent, in each case, unless the Board authorizes the Reporting Persons to vote such Excess Shares with respect to Board Matters.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 2 hereto.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is amended and restated as follows:

The information contained in Items 4 and 5 of Amendment No. 5 is hereby incorporated by reference into this Item 6.

Innoviva Sub and the other purchaser also entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer is required to file a registration statement on Form S-1 or Form S-3 (the “Shelf Registration Statement”) covering the resale of the securities issued and sold pursuant to the SPA with the SEC on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if Rule 415 is not available for offers and sales of such securities, by such other means of distribution of such securities as Innoviva Sub and the other purchaser may reasonably specify. The Issuer must use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event (i) no later than the fifteenth day following the filing of the Shelf Registration Statement in the event of no “review” by the Commission, (ii) no later than the sixtieth day following the filing of the Shelf Registration Statement in the event of “limited review” by the Commission, or (iii) in the event of a “review” by the Commission, the one hundred and twentieth day following the filing of the Shelf Registration Statement, subject to certain exceptions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Securities Purchase Agreement, dated as of October 28, 2021, by and among Armata Pharmaceuticals, Inc., Innoviva Strategic Opportunities LLC and Cystic Fibrosis Foundation (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 29, 2021)
Exhibit 2 – Voting Agreement, dated as of October 28, 2021, by and among Innoviva, Inc., Innoviva Strategic Opportunities LLC, and Armata Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 29, 2021)
Exhibit 3 – Registration Rights Agreement, dated as of October 28, 2021, by and among Armata Pharmaceuticals, Inc., Innoviva Strategic Opportunities LLC and Cystic Fibrosis Foundation (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on October 29, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

INNOVIVA, INC.

By: __/s/ Pavel Raifeld_____________
                Name: Pavel Raifeld
                Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
 BY INNOVIVA, INC (IT MANAGING MEMBER)

By: __/s/ Pavel Raifeld_____________
                Name: Pavel Raifeld
                    Title: Chief Executive Officer